SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number O-25030

                           NOTIFICATION OF LATE FILING

(Check One):  |_|Form 10-KSB   |_|Form 11-K   |_|Form 20-F
              |X|Form 10-QSB   |_|Form N-SAR

For Period Ending:    December 31, 1998
                    --------------------
         |_| Transition  Report on Form 10-K  |_|Transition Report on Form 10-Q
         |_|Transition  Report on Form 20-F   |_|Transition Report on Form N-SAR
         |_|Transition Report on Form 11-K

For the Transition Period Ended:

Read the attached instruction sheet before preparing form.

Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     Part I
                             Registrant Information

Full name of registrant   Play Co. Toys & Entertainment Corp.

Former name if applicable

            Address of principal executive office (Street and number)
                               550 Rancheros Drive

                            City, State and Zip Code
                          San Marcos, California 92069

                         Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.


                              Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     Since the December holiday season, management of the Company has been preparing for its week-long attendance at the annual toy trade show held in New York, New York. This trade show, during which management met with the Company's significant trade vendors (i.e., Hasbro and Mattel), was held during the week of February 8, 1999 and is critical for the Company: buyers review new toys to be marketed during the coming year and management makes a presentation to the Company's credit managers respecting the Company's projected needs vis a vis credit lines from same. As the foregoing has required tremendous attention from management, the Company is unable to file its Form 10-QSB within the prescribed time period.

                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Klarman & Associates, General Counsel (925) 934-9531
--------------------------------------------------------------------------------
(Name)                                (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X|Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |X|Yes |_| No If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Play Co. Toys & Entertainment Corp.
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     2/16/99                       By  /s/ James Frakes
                                           James Frakes, Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                             Part IV (3) Explanation


     In response to Part IV(3), the registrant references the following portions of its press release, issued February 4, 1999:

     Play Co. Toys & Entertainment Corp. Announces 70% Net Income Increase For The Third Quarter Ended December 31, 1998

     PR Newswire, Thursday, February 04, 1999 at 05:17

     The Company Achieved Record Sales for the Third Quarter and Nine Month Period Ended December 31, 1998

OTC SYMBOLS: Common Stock - PLCO
Series E Preferred Stock - PLCOP
Series E Preferred Stock Warrants - PLCOW

     SAN MARCOS, Calif., Feb. 4 /PRNewswire/ -- Play Co. Toys & Entertainment Corp. ("Play Co. Toys") (BB: PLCO) today announced record results for the nine-month period ended December 31, 1998. The Company posted sales of $27,171,662, a $9,403,629, or 52.9% increase over its comparable 1997 nine-month sales of $17,768,033. Approximately $3.5 million of this sales growth came from a 25.4% increase in same store sales during the nine-month period. The remaining sales increase of approximately $5.9 million came from the Company's new stores. This sales increase coupled with a 2.7% gross margin improvement, resulted in a gross profit increase of $4,477,982, or 63.7%, from $7,027,959 in the nine-month period ended December 1997 to $11,505,941 in the nine-month period ended December 1998. The Company posted a profit before interest, taxes, depreciation and amortization (EBITDA) of $2,359,935 in the nine-month period ended December 1998 compared to EBITDA of $254,771 in the nine-month period ended December 1997. This represented an EBITDA improvement of $2,105,164, or 826.3%. Play Co. Toys' overall result for the nine-month period ended December 1998 was net income of $1,008,143, or $0.23 of basic income per share, compared to a loss of $(868,917), or $(0.21) per share, in the nine-month period ended December 1997. This represented an improvement of $1,877,060, or $0.44 of basic income per share. All of the earnings per share calculations for the nine-month period and for the quarter exclude the effect of a non-cash dividend relating to the Company's convertible preferred stock.

     Richard Brady, President of the Company stated, "We are very pleased with these figures. Our net income for the nine-month period was on plan. Our new store format and our ongoing expansion into specialty, collectible and educational toys continues to fuel our ongoing growth in sales and our improving bottom line."

         Play Co. Toys also announced its results for its third fiscal quarter ended December 31, 1998. Play Co. Toys posted sales of $14,715,952 for the December 1998 quarter, a $4,319,512, or 41.5% increase over its December 1997 sales of $10,396,440. Approximately $900,000 of this sales growth came from an 11.8% increase in same store sales during the quarter. The remaining sales increase of approximately $3.4 million came from the Company's new stores.

     The Company posted a profit before interest, taxes, depreciation and amortization (EBITDA) of $2,118,501 in the December 1998 quarter compared to EBITDA of $1,298,234 in the December 1997 quarter. This represented an EBITDA improvement of $820,267. Play Co. Toys' overall result for the December 1998 quarter was net income of $1,498,634, or of basic income of $0.32 per share, compared to net income of $881,666, or of basic income of $0.21 per share, in the December 1997 quarter. This represented an improvement of $616,968, or $0.12 per share.

     Richard Brady, President of the Company stated, "We are also pleased to announce that the Company has already signed leases for eight new stores locations, including the new Venetian Hotel and Casino in Las Vegas and Pier 39 in San Francisco, to be opened at various dates in 1999. Additional locations for 1999 are under review. The Company is now positioned to start a major expansion into the East Coast. Leases have already been signed to start this Eastward expansion. We expect to open our first international location in 2000."

     Play Co. Toys is a toy retailer with 25 stores located in southern California, Arizona, Illinois, Michigan, Nevada and Texas. The Company operates under the Play Co. Toys, Toys International and Toy Co. tradenames. Play Co. Toys specializes in offering educational, specialty, collectible, and traditional toys.

     Statements contained in this press release which are not historical facts may be considered forward looking information with respect to plans, projections, or future performance of Play Co. Toys as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected.